UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  Schedule 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 18)*

                         Central Securities Corporation
                                (Name of Issuer)

                     Common Stock, $1.00 per value per share
                         (Title of Class of Securities)

                                   155123-10-2
                                 (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. Of Above Persons:

              Christian A. Johnson Endeavor Foundation

 2)           Check the appropriate Box if a Member of a Group

              (a)                     (b) Not Applicable

 3)           SEC Use Only

 4)           Citizenship or Place of Organization:

              New York

 Numbers of             5) Sole Voting Power
 Shares                    5,174,595 (does not include 857,126
 Beneficially              shares of Common Stock that may be
 Owned by                  acquired upon conversion of Convertible
 Each                      Preference Stock-- see Item 4)
 Reporting
 Person                 6) Shared Voting Power
 With                      -0-

                        7) Sole Dispositive Power 5,174,595 (does not include
                           857,126 shares of Common Stock that may be acquired upon conversion of Convertible Preference Stock - see
                           Item 4)

                        8) Shared Dispositive Power
                           -0-

 9)           Aggregate Amount Beneficially Owned by Each Reporting Person:

              5,174,595 (does not include 857,126 shares of Common Stock that may be acquired upon conversion of Convertible reference Stock - see Item 4)

 10)          Check if the Aggregate Amount in Row 9 Excludes Certain Shares*

              Not Applicable

 11)          Percent of Class Represented by Amount in Row 9

              36.5% (does not include 857,126 shares of Common Stock that may be acquired upon conversion of Convertible Preference Stock (see Item
              4)

 12)          Type of Reporting Person* CO

                      *SEE INSTRUCTION BEFORE FILLING OUT!

Item  1 (a)  Name of Issuer:
             Central Securities Corporation

Item  1 (b)  Address of Issuer's Principal Executive Offices:
             375 Park Avenue
             New York, New York 10152

Item  2 (a)  Name of Person Filing:
             Christian A. Johnson Endeavor Foundation

Item  2 (b)  Address of Principal Business Office:
             1060 Park Avenue
             New York, New York 10028

Item  2 (c)  Citizenship:
             New York

Item  2 (d)  Title of Class of Securities:
             Common Stock

Item  2 (e)  CUSIP Number:
             155123 10 2

Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:
             Not applicable

Item  4 (a)  Amount beneficially Owned:
             5,174,595

Item  4 (b)  Percent of Class:
             36.5%

Item  4 (c)  Number of shares as to which such person has:
               (i) sole power to vote or to direct the vote
                   5,174,595
              (ii) shared power to vote or to direct the vote
                   -0-
             (iii) sole power to dispose or to direct the
                   disposition of
                   5,174,595
              (iv) shared power to dispose or to direct the
                   disposition of
                   -0-

                    The shares set forth above do not include 857,126 additional shares of Common Stock of Central issuable upon conversion of 249,237 shares of Convertible Preference Stock, $2.00 Series D (the "Convertible Preference Stock") of Central at the present conversion rate of 3.439 shares of Common Stock per share of Convertible Preference Stock, representing an additional 6.0% of the Common Stock as of December 31, 1997. The undersigned has sole power to vote and sole power to dispose of such 857,126 additional shares of Common Stock issuable upon conversion of shares of Convertible Preference Stock.

Item  5      Ownership of Five Percent or less of a Class.
             Not applicable.

Item  6      Ownership of More than Five Percent on Behalf of
             Another Person.  Not applicable.

Item 7 Identification and Classification of the Subsidiary which acquired the Security Being Reported on by the Parent Holding Company. Not applicable.

Item 8 Identification and Classification of members of the Group. Not applicable.

Item  9      Notice of Dissolution of Group.  Not applicable.

Item 10      Certification

                        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                                       SIGNATURE

                        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




    February 10, 1998
---------------------
         Date



/S/ Julie J. Kidd
--------------------
       Signature



 Julie J. Kidd, President
--------------------------
       Name/Title